07023339

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

April 25, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAY - 7 2007
WASH., D.C. 186

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of documents that have been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (Sedar).

Date of Filing	Document	Document Dated
April 18, 2007	Material Change Report for Material Change on April 10, 2007 – On April 11, 2007, the issuer announced that its consolidated financial statements for the year ended Sept 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 warrant restatement due to a revenue deferral issue in the U.S. Market	April 18, 2007
April 23 , 2007	News Release - CV Technologies confirms Interim Cease Trading Order by the Alberta Securities Commission as it prepares for Restatement	April 20, 2007
April 23, 2007	Edmonton Becomes First Urban Centre in North America to Stockpile COLD-fX® for Police, Fire and Paramedics as Part of Influenza Pandemic Preparedness Plans	April 23, 2007
April 24, 2007	Material Change Report – On April 19, 2007, the ASC issued an Interim Cease Trade Order against the Issuer	April 24, 2007

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

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9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

cbp CERTIFIED
ChemBioPrint

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Jane Tulloch

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

MATERIAL CHANGE REPORT

1. Name and Address of Company:

CV Technologies Inc. (the "**Issuer**")
9411 – 20th Avenue
Edmonton Research Park
Edmonton, Alberta T6N 1E5

2. Date of Material Change:

April 10, 2007

3. Press Release:

A press release was issued by the Issuer on April 11, 2007 through the facilities of CCNMatthews.

4. Summary of Material Change:

On April 11, 2007, the Issuer announced that its consolidated financial statements for the year ended Sept. 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 warrant restatement due to a revenue deferral issue in the U.S. market.

5. Full Description of Material Change:

On April 11, 2007, the Issuer announced that its consolidated financial statements for the year ended Sept. 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 warrant restatement due to a revenue deferral issue in the U.S. market.

The Issuer has revised the Issuer's revenue recognition policy as it relates to the entry into new markets or introduction of new products where a right of return arrangement exists either contractually or as a matter of practice.

Material adjustments to the Issuer's consolidated financial statements will be required. Investors were informed in the press release dated April 11, 2007, not to rely on the financial information contained in the Issuer's Annual Report for the year ended September 30, 2006 or in the Issuer's Interim Quarterly Report for the first quarter ended December 31, 2007 or any other financial information previously furnished by the Issuer regarding such periods.

Revenue from certain product sales with a right of return will be deferred notwithstanding that the Issuer bills and collects revenues from these product sales during the right of return period.

Based on a preliminary assessment of the information available at the time of the press release dated April 11, 2007, the Issuer has identified the following possible adjustments to revenue from continuing operations for the periods indicated:

	Range Of Adjustments To Year-Ended September 30, 2006		Range Of Adjustments To 3 Months Ended December 31, 2006	
	Low	High	Low	High
Reported Net Revenue	$46,973	$46,973	$25,151	$25,151
Revenue (000's) Increase/(Decrease)	$(5,600)	$(5,000)	$(2,000)	$(1,500)
Revised Net Revenue	$41,373	$41,973	$23,151	$23,651
% Increase/(Decrease)	(12%)	(11%)	(8%)	(6%)

These preliminary amounts are subject to completion of the Issuer's analysis as well as the continuing review and audit by the Issuer's independent auditors and the review of the Audit Committee and Board of Directors.

The Issuer is reviewing and assessing the potential impact the adjustments may have on the Issuer's consolidated balance sheets, statements of earnings and cash flows as well as the potential impact that any other adjustments related to the Issuer's examination may have on its previously reported financial statements.

This material change report contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this material change report, including those comments predicting the level of product rebalancing by United States retailers, the success of new corporate initiatives, clinical trial results and associated regulatory clearances. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this material change report will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. Subject to its obligations under applicable law, the Issuer assumes no duty to update this disclosure.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

For further information, please contact:

Gordon Brown
Chief Financial Officer
Telephone: (780) 577-3713

9. Date of Report

April 18, 2007

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES CONFIRMS INTERIM CEASE TRADING ORDER BY THE ALBERTA SECURITIES COMMISSION AS IT PREPARES FOR RESTATEMENT

For Release: Immediate

EDMONTON, AB (April 20, 2007) CV Technologies Inc. (TSX:CVQ) today confirmed that the Alberta Securities Commission (ASC) has issued an interim cease trade order halting trading of the Company's securities for 15 days.

This action follows CVQ's April 11, 2007 news release announcing that the Company was voluntarily planning to restate its consolidated financial statements for the year ended Sept. 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 due to a revenue deferral issue in the U.S. market.

The Company, under the guidance of the Board of Directors and after consultation with its independent auditors, has revised the Company's revenue recognition policy as it relates to the entry into new markets or introduction of new products where a right of return arrangement exists either contractually or as a matter of practice. The Company has amended this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers in these situations.

"We support any action that promotes a fair market for investors and we are working to restate our financials as quickly as possible," said Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer of CV Technologies Inc. "We are preparing to meet with the Commission on May 2 and in the meantime, it is business as usual."

\- 30 -

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. In the United States COLD-fX is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each

batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACTS:

Jane Tulluch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the timing and conclusion of regulatory meetings and the results of restated financials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com, including the Company's news release of April 11, 2007. Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

CV TECHNOLOGIES INC.

NEWS RELEASE

EDMONTON BECOMES FIRST URBAN CENTRE IN NORTH AMERICA TO STOCKPILE COLD-fX® FOR POLICE, FIRE AND PARAMEDICS AS PART OF INFLUENZA PANDEMIC PREPAREDNESS PLANS

For Release: 6am, April 23, 2007

Edmonton, AB (April 23, 2007) Edmonton, Canada's sixth largest city, will stockpile COLD-fX® for frontline emergency workers as part of a broad pandemic preparedness plan, CV Technologies Inc. (TSX:CVQ) announced today.

"This is one more tool we can add to our pandemic preparedness toolkit," said Bob Black, Director of Edmonton's Office of Emergency Preparedness. "There are so many unknowns in planning for a possible pandemic that anything we can do to be prepared makes sense. As cities across North America consider the challenges associated with a pandemic, we need to take every reasonable precaution to help our emergency personnel stay on the job, so they can help others."

The City of Edmonton has had a general public health emergency contingency plan in place since 2003 and has one full-time planner working strictly on pandemic preparedness. The plan includes:

- measures to protect City staff from the effects of the pandemic influenza;
- steps to maintain essential services during periods of staff shortages due to illness;
- support mechanisms for Edmonton's Capital Health region during a pandemic.

As part of the Company's social responsibility program, a $250,000 supply of COLD-fX will be made available to the City through a cost-sharing arrangement with CV Technologies, the makers of COLD-fX. The supply will be available for use by police, fire and emergency medical personnel – all key City employees.

"COLD-fX has potential to provide additional protection to front line workers," said Dr. Jacqueline Shan, president, CEO and Chief Scientific Officer of CV Technologies. "Vaccines may also offer some protection. However current vaccines are not likely to be completely effective if a virus mutates, which is what medical experts fear might happen with the avian flu virus." In addition, it takes between four to six months after the virus strikes to develop an effective vaccine, added Dr. Shan. "During this time, COLD-fX may help provide additional protection to front line workers by enhancing their immune systems."

While COLD-fX has a five-year shelf life, CV Technologies has developed contingency plans to ensure that the City of Edmonton will always have access to a fresh supply of COLD-fX regardless of when it might decide to employ it.

- 30 -

About The City of Edmonton

Vibrant and culturally diverse, Edmonton is one of Canada's most desired places to live, learn, work, invest and visit. Edmonton is a world leader in healthcare research and innovation, education, and environmental stewardship. Home to more than one million people and the global port to more than $100 billion in northern oil sands development, Alberta's capital is an economic powerhouse offering a prime combination of business opportunity and quality of life.

www.edmonton.ca

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. In the United States COLD-fX is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACTS:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.cvtechnologies.com
www.coldfx.com

MATERIAL CHANGE REPORT

1. Name and Address of Company:

CV Technologies Inc. (the "**Issuer**")
9411 – 20th Avenue
Edmonton Research Park
Edmonton, Alberta T6N 1E5

2. Date of Material Change:

April 19, 2007

3. Press Release:

A press release was issued by the Alberta Securities Commission ("**ASC**") on April 19, 2007 through the facilities of CCNMatthews.

4. Summary of Material Change:

On April 19, 2007, the ASC issued an Interim Cease Trade Order against the Issuer.

5. Full Description of Material Change:

On April 19, 2007, the ASC issued an Interim Cease Trade Order (the "**Order**") against the Issuer. The Order is effective for fifteen days and prohibits all trading in securities of the Issuer.

The Order was issued as a result of the Issuer's failure to file certain required financial information in accordance with Canadian Generally Accepted Accounting Principles (GAAP), as disclosed in a press release issued by the Issuer on April 11, 2007. A hearing to consider an extension of the Order has been set for May 2, 2007 at 9:00 a.m. in the ASC offices at 300 – 5th Avenue, Calgary Alberta.

A copy of the Order is available on the ASC website at www.albertasecurities.com.

This material change report contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this material change report, including those comments predicting the level of product rebalancing by United States retailers, the success of new corporate initiatives, clinical trial results and associated regulatory clearances. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this material change report will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com.

Subject to its obligations under applicable law, the Issuer assumes no duty to update this disclosure.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.**

N/A

7. **Omitted Information:**

No information has been omitted.

8. **Executive Officer:**

For further information, please contact:

Gordon Brown
Chief Financial Officer
Telephone: (780) 577-3713

9. **Date of Report**

April 24, 2007